SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                15 MAY 2007

                   SkyePharma PLC - Annual Information Update

In accordance with the requirements of Prospectus Rule 5.2, the following summarises the information and documents published, or made available to the public, by the Company between 3 May 2006 and 14 May 2007 inclusive. The information referred to in this update was up to date at the time it was published but some information may now be out of date.

1. Announcements via RNS

The following UK regulatory announcements have been made via RNS a Regulatory
Information Service and can be obtained from the London Stock Exchange website at www.londonstockexchange.com or the Company's website at www.skyepharma.com

Date                         Announcement
3 May 2006                   Share Purchase Plan
8 May 2006                   Flutiform Deal
8 May 2006                   Conference Call Details
17 May 2006                  Board Appointment
19 May 2006                  Director Declaration
22 May 2006                  First Horizon Deal
31 May 2006                  Asco Presentation
31 May 2006                  Share Purchase Plan
12 Jun 2006                  Re Convertible Bonds
15 Jun 2006                  Notification of Shares
21 Jun 2006                  Business Review
28 Jun 2006                  AGM Statement
30 Jun 2006                  Re: DepoBupivacaine Rights
4 Jul 2006                   Share Purchase Plan
10 Jul 2006                  Notification of Shares
28 Jul 2006                  NASDAQ for Compliance
1 Aug 2006                   FDA Filing
1 Aug 2006                   Share Purchase Plan
4 Aug 2006                   Notification of Shares
8 Aug 2006                   Adviser Update
11 Aug 2006                  Re: Share Price Movement
21 Aug 2006                  Appointment of Auditor
31 Aug 2006                  Share Purchase Plan
5 Sep 2006                   Notice of Results
6 Sep 2006                   European Flutiform Deal
22 Sep 2006                  Personnel Changes
28 Sep 2006                  Interim Results
4 Oct 2006                   Positive Data & EU Filing
4 Oct 2006                   Director Shareholding
9 Oct 2006                   Company Secretary Appointment
20 Oct 2006                  Notification of Interest
24 Oct 2006                  NDA for Zileuton CR
25 Oct 2006                  Notification of Shares
27 Oct 2006                  Notification of Shares
31 Oct 2006                  Conference Presentation
2 Nov 2006                   Share Purchase Plan
7 Nov 2006                   Positive Flutiform Update
14 Nov 2006                  Board Appointment
20 Nov 2006                  Presentation at Conference
22 Nov 2006                  Notification of Interests
24 Nov 2006                  Notification of Interests
27 Nov 2006                  Notification of Shares
28 Nov 2006                  Solaraze Approval
30 Nov 2006                  Share Purchase Plan
18 Dec 2006                  FDA Approves Certihaler
18 Dec 2006                  Transparency Directive
19 Dec 2006                  Major Interest in Shares
27 Dec 2006                  GBP35million Fundraising
28 Dec 2006                  Notification of Shares
3 Jan 2007                   Share Purchase Plan
4 Jan 2007                   Notification of Shares
9 Jan 2007                   Injectable Sale & Placing
9 Jan 2007                   UK Release Important Details
16 Jan 2007                  Circular Posting
22 Jan 2007                  Notification of Shares
29 Jan 2007                  Notification of Interests
1 Feb 2007                   Share Purchase Plan
8 Feb 2007                   EGM Statement
14 Feb 2007                  Presentation at Conference
20 Feb 2007                  Notification of Shares
1 Mar 2007                   Share Purchase Plan
9 Mar 2007                   Presentation at Conference
12 Mar 2007                  Holding(s) in Company
13 Mar 2007                  Holding(s) in Company
15 Mar 2007                  Agreement for Zileuton CR
26 Mar 2007                  Completion of Disposal
26 Mar 2007                  Total Voting Rights
2 Apr 2007                   Interest in Shares
2 Apr 2007                   Interest in Shares
3 Apr 2007                   Annual Information Update
3 Apr 2007                   Interest in Shares
3 Apr 2007                   Director Shareholding
13 Apr 2007                  Regulatory Application
17 Apr 2007                  Holding(s) in Company
18 Apr 2007                  EGM Circular
18 Apr 2007                  Circ re. Incentive Plan
23 Apr 2007                  Regulatory Approval
26 Apr 2007                  Final Results
1 May 2007                   Re: UBS Conference
1 May 2007                   Further re Final Results
3 May 2007                   Director/PDMR Shareholding
4 May 2007                   Delist from NASDAQ
4 May 2007                   EGM Result
4 May 2007                   Director Shareholding
14 May 2007                  Research Update

2. Documents filed at Companies House

All of the documents listed below were filed with the Registrar of Companies in
England and Wales on or around the dates indicated. Copies of the documents filed with the Registrar of Companies can be obtained from Companies House
(www.companieshouse.gov.uk)

Date of Filing                Brief Description of document(s) filed
07/06/2006                    288a              Director appointed
27/06/2006                    288a              Director appointed
11/07/2006                    288b              Director resigned
11/07/2006                    288b              Director resigned
11/07/2006                    288b              Director resigned
11/07/2006                    Res09             Resolutions
07/08/2006                    AA                Annual Accounts
16/08/2006                    AUD               Auditor's resignation
06/10/2006                    288a              Secretary appointed
11/10/2006                    288b              Secretary resigned
29/11/2006                    288a              Director appointed
29/11/2006                    288b              Director resigned
09/01/2007                    395               Particulars of Mortgage/Charge
09/01/2007                    395               Particulars of Mortgage/Charge
11/01/2007                    395               Particulars of Mortgage/Charge
12/02/2007                    363               Return made up to 31/12/06
15/02/2007                    395               Particulars of Mortgage/Charge
20/03/2007                    RES10             Resolutions

3. Documents published or sent to Shareholders or filed with the UK Listing
Authority viewing facility at:

Financial Services Authority
The North Colonnade
Canary Wharf
London
E14 5HS

Date                         Document
1 Jun 2006                   Annual Report and Notice of Meeting
12 Oct 2006                  Interim Report
15 Jan 2007                  EGM Circular and Notice of Meeting
18 Apr 2007                  EGM Circular and Notice of Meeting

Copies of the above documents can be obtained from the Company Secretary at:

105 Piccadilly
London
W1J 7NJ

Name of contact and telephone number for queries:

John Murphy
Company Secretary
SkyePharma PLC
Tel: 020 7491 1777

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ John Murphy

                                                                       Name: John Murphy
                                                                          Title: Company Secretary

Date:   May 15, 2007